Delisting Determination, The Nasdaq Stock Market LLC,
December 17, 2019, Revolution Lighting Technologies, Inc.
The Nasdaq Stock Market LLC. (the Exchange) has determined to remove from listing the common stock of Revolution Lighting Technologies, Inc. (the Company), effective at the opening of the trading session on December 27, 2019.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5250(c)(1). The Company was notified of the Staff determination on May 2, 2019 and of an additional determination on May 17, 2019. The Company appealed the determination to a Hearing Panel.
Upon review of the information provided by the Company, the Panel issued a decision dated October 15, 2019, granting the Company continued listing pursuant to an exception that included several milestones that the Company was required to meet, towards the goal of regaining compliance with the Exchange continued listing rules. On August 16, 2019,
Nasdaq Staff issued an additional delist determination.
On October 9, 2019, the Company withdrew its appeal before a decision was rendered and requested that trading in the Company securities be suspended on October 14, 2019 to give the Company sufficient time to notify investors and other stakeholders. The Listing Council did not call the matter for review. The Panel Determination to delist the Company became final on November 25, 2019.